SNIPP INTERACTIVE INC.

SNIPP ANNOUNCES US$500,000+ CONTRACT EXTENSION, SVB UPDATE AND

MANAGEMENT CHANGES

October 18, 2017

OTCQB Trading Symbol: SNIPF

TSX Venture Exchange Trading Symbol: SPN

WASHINGTON, DC / TheNewswire / Snipp Interactive Inc. ("Snipp" or the “Company”) (OTCQB: SNIPF; TSX: SPNV), a global provider of digital marketing promotions, rebates and loyalty solutions, today announced that is has it has secured a multi-year extension worth over half a million dollars from a leading CPG company (the “Customer”) and existing Snipp client. This announcement comes close on the heels of a deal with the same Customer, announced on September 19, 2017 worth US$250,000. The Customer is a multinational Fortune 500 company that manufactures personal and household care products and has a portfolio of over 50 brands.

The Company is currently running a successful multi brand loyalty program for this Customer, where consumers who purchase $50 worth of qualifying products at a leading retailer get a $10 retailer gift-card in the mail. Consumers can meet the purchase requirement over a single or multiple transactions. Snipp is handling the receipt validation, fulfillment and customer service for this program.

“This deals marks the second deal we’ve signed with this CPG giant in two months, a testament to the performance and efficiency of our platform. We are thrilled to see our solutions producing tangible results and being validated by large global companies.” Said Atul Sabharwal, CEO of Snipp. “We will continue to build on our platform and look forward to continue to incentivize daily consumption and drive engagement and loyalty for this client through this program.”

The Company would also like to announce the resignation of Mr. Rob Rathke, EVP Sales who is stepping down for personal reasons and to spend more time with his family. “I would like to personally thank Rob for all of his efforts and leadership in assisting the Company in formulating a new and more focused sales strategy, which will now be under my direct supervision” said Atul Sabharwal. “With a well-tested suite of products now available to the Company, I am looking forward to dedicating more of my time in leading the Company’s sales efforts” added Sabharwal.

The Company is also pleased to announce that Silicon Valley Bank (SVB) agreed to enter into a Forbearance Agreement with the Company related to certain events of default under the Company’s existing credit facility with SVB, while it negotiates the original terms of the facility with the Company. The Agreement is valid until October 31, 2017.

The company also plans to announce its third quarter results the week of October 30th and will shortly be releasing the final details and dates for its earnings.

About Snipp:

Snipp is a global loyalty and promotions company with a singular focus: to develop disruptive engagement platforms that generate insights and drive sales. Our solutions include shopper marketing promotions, loyalty, rewards, rebates and data analytics, all of which are seamlessly integrated to provide a one-stop marketing technology platform. We also provide the services and expertise to design, execute and promote client programs. SnippCheck, our receipt processing engine, is the market leader for receipt-based purchase validation; SnippLoyalty is the only unified loyalty solution in the market for CPG brands. Snipp has powered hundreds of programs for Fortune 1000 brands and world-class agencies and partners.

Snipp is headquartered in Toronto, Canada with offices across the United States, Canada, Ireland, Europe, and India. The company is publicly listed on the OTCQX, the highest tier of the OTC market in the United States of America, and on the Toronto Stock Venture Exchange (TSX) in Canada. Snipp was selected to the TSX Venture 50®, an annual ranking of the strongest performing companies on the TSX Venture Exchange, in 2015 and 2016. SNIPP IS RANKED #49 AMONGST THE FASTEST GROWING COMPANIES IN NORTH AMERICA ON DELOITTE’S 2016 TECHNOLOGY FAST 500™ LIST.

FOR FUTHER INFORMATION PLEASE CONTACT:

MKR Group, Inc.

Todd Kehrli / Mark Forney

snipp@mkr-group.com

Snipp Interactive

Jaisun Garcha

investors@snipp.com

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to such risks and uncertainties. Many factors could cause our actual results to differ materially from the statements made, including those factors discussed in filings made by us with the Canadian securities regulatory authorities. Should one or more of these risks and uncertainties, such as changes in demand for and prices for the products of the company or the materials required to produce those products, labour relations problems, currency and interest rate fluctuations, increased competition and general economic and market factors, occur or should assumptions underlying the forward looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, or expected. We do not intend and do not assume any obligation to update these forward-looking statements, except as required by law. The reader is cautioned not to put undue reliance on such forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Copyright Snipp Interactive Inc. All rights reserved. All other trademarks and trade names are the property of their respective owners.